UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2018

1-8931

Commission File Number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION 401(K) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

September 30, 2018 and 2017

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation 401(k) Retirement Plan (the Plan) as of September 30, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2018 and 2017, and the changes in net assets available for benefits for the year ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at Year End) as of September 30, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

We have served as the Plan’s auditor since 2008.

San Diego, California

March 14, 2019

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

September 30, 2018 and 2017

	2018	2017

Assets:
Investments, at fair value:
Mutual funds	$366,939,566	$322,347,115
Common collective trust	25,817,053	23,559,372
Cubic Corporation common stock	4,707,012	3,658,794
Self-directed brokerage	628,972	785,521
	398,092,603	350,350,802
Investments, at contract value:
Guaranteed interest account	88,162,058	84,134,105

Total investments	486,254,661	434,484,907

Receivables:
Employer’s contribution	3,764,640	1,882,467
Notes receivable from participants	5,542,711	5,678,610

Total receivables	9,307,351	7,561,077

Net assets available for benefits	$495,562,012	$442,045,984

See the accompanying notes to financial statements.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2018

Additions to net assets attributed to:
Investment income:
Net change in fair value of investments	$36,707,927
Interest and dividends	4,712,053
Interest on guaranteed interest account	2,564,860

Total investment income	43,984,840

Interest income on notes receivable from participants	262,805

Contributions:
Employer’s	12,786,456
Participants’	19,002,986
Participants’ rollovers from other qualified plans	3,391,418

Total contributions	35,180,860

Total additions	79,428,505

Deductions from net assets attributed to:
Benefits paid to participants	34,064,947
Administrative expenses	287,506

Total deductions	34,352,453

Net increase in assets available before transfers	45,076,052
Transfers from other plans	8,439,976
Net increase in assets available for benefits	53,516,028

Net assets available for benefits:
Beginning of year	442,045,984

End of year	$495,562,012

See the accompanying notes to financial statements.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(1)                         Plan Description

The following description of the Cubic Corporation 401(K) Retirement Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)         General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”).  Effective as of October 1, 2017, the Plan, formerly known as the Cubic Corporation Employees’ Profit Sharing Plan, was renamed to the Cubic Corporation 401(k) Retirement Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)         Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans. Participants direct their contributions, the Company’s discretionary contributions, and matching contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and/or the Company’s common stock.  Participants may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.  Participants may change their investment options daily. All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by the IRS.

The Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Eligible Plan participants must be employed by the Company as of the Plan’s year end to be eligible for a discretionary contribution.

The Plan also provides a safe harbor matching contribution of 100% of the first 4% of salary deferrals as described by Section 401(K) (12) of the Internal Revenue Code.  Each participant is immediately fully vested in their safe harbor matching contributions.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(1)                          Plan Description, Continued

(b)         Contributions, continued

Effective January 16, 2018, the Plan was amended to reflect that GATR Technologies, Inc. (“GATR”), a company acquired on February 2, 2016 and wholly-owned by Cubic Corporation, had assets totaling $8,439,976, transfer to the Plan as a result of a trustee to trustee asset merger.

Employees of the Cubic Simulation Systems Division (“CSSD”), Cyber Security and Intific subsets of Cubic Corporation’s wholly-owned subsidiary Cubic Defense Applications, Inc. (“CDA”), GATR employees, and employees of the DTECH and TeraLogics subsets of GATR who participate in the Plan have different contribution and loan options as compared to other Plan participants. CSSD, Cyber Security, Intific, GATR, DTECH, and TeraLogics employees who participate in the Plan are hereafter referred to as (“Sub Plan”) participants. Sub Plan participants can voluntarily contribute up to 100% of their compensation as pre-tax contributions and up to 5% of their compensation as after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 100% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  Sub Plan participants can also rollover amounts representing distributions from other eligible retirement plans.  In addition to the safe harbor matching contribution noted above, the Plan was also amended to provide an additional discretionary contribution with immediate vesting for the benefit of certain Sub Plan participants effective October 1, 2014.

(c)          Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary contributions (if any), the Company’s matching contributions, rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  Any non-vested portion of a participant’s Company discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(1)                          Plan Description, Continued

(c)          Participants’ Accounts, continued

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participant forfeitures amounted to $21,428 during the year ended September 30, 2018.  As of September 30, 2018 and 2017, Plan assets available for benefits that had not been credited to participant accounts, including unallocated forfeitures, amounted to $93,840 and $14,596, respectively.

(d)         Vesting

Employee, Company matching, Sub Plan discretionary and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary contributions (and earnings or losses thereon) vest after one year of service at 20% and increase in 20% increments until fully vested after five years of service.

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s discretionary contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)          Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with the Company before retirement, the participant will receive either a lump sum payment of their vested account balance or if the vested account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(1)                          Plan Description, Continued

(f)            Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding unless they are a Sub Plan participant (Sub Plan participants are allowed to have three loans outstanding) and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans bear interest at prime plus 1%, and the interest rate on loans that were outstanding at September 30, 2018 ranged from 4.25% to 6.25%.  Interest rates for new loans are determined on the first business day of each calendar quarter.

These rates are effective for all new loans initiated on or after the first business day of the following quarter and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  Participant loans are measured at their unpaid principal balance plus accrued but unpaid interest.  All loans are repaid within a period of five years and outstanding loans at September 30, 2018 have maturity dates ranging from October 2018 through October 2023.  Defaulted participant loans are reclassified as distributions based upon the terms of the Plan agreement.

(2)                          Summary of Significant Accounting Policies

(a)         Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)         Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

The Plan’s mutual funds and the funds held in the Self-Directed Brokerage Account are stated at fair value, the Stable Value Fund is stated at the net asset value of units held as determined by Prudential Insurance Company of America (the “Custodian”).

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)                          Summary of Significant Accounting Policies, Continued

(c)          Investment Valuation and Income Recognition, continued

The shares of Cubic Corporation common stock and the shares of the underlying securities in the Self-Direct Brokerage Account are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at contract value which equals fair value.  Contract value represents the estimated proceeds that would have been paid had the contract been discontinued as of September 30, 2018.  When establishing interest crediting rates for this investment, the Custodian considers many factors, including external factors such as current economic and market conditions, the general interest rate environment and internal factors such as the expected and actual experience of a reference portfolio within the issuer’s general account.  While these rates are established without the use of a specific formula, the crediting rate can never be less than 3.00%.  The investment contracts are fully benefit-responsive because participants may direct withdrawals and transfers at contract value. A Plan Sponsor initiated termination of the contract is an event that could limit the ability of the Plan to transact at Contract Value paid within 90 days. In this instance contract value could be paid over time, or at the Plan Sponsor’s discretion, paid over at most a one-year period after the application of market value adjustments.  There are not any events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value paid either within 90 days or over time.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

Investment contracts held in the Stable Value Fund are valued at net asset value of units held in common collective trust, as determined by the Custodian, as a practical expedient to estimate fair value. Participants may direct withdrawals and transfers daily at contract value.  A 12-month redemption period and fair value calculation would only apply to a Plan Sponsor initiated withdrawal.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchases and sales of securities are reflected on a trade-date basis.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)                          Summary of Significant Accounting Policies, Continued

(c)          Investment Valuation and Income Recognition, continued

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)         Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized gain (loss) on those investments.

(e)          Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

Level 1 — Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 — Valuation is based upon significant unobservable inputs.  These inputs reflect the reporting entity’s own assumptions about how market participants would price the asset or liability, including assumptions about risk in determining the fair value of the asset or liability.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at September 30, 2018 and 2017.   Mutual funds, funds held in the Self-Directed Brokerage Account and Cubic Corporation common stock are valued at quoted prices for identical assets in active markets.  The Stable Value Fund is measured at NAV.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)                          Summary of Significant Accounting Policies, Continued

(e)          Fair Value Measurements, continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Assets at Fair Value as of September 30, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds:	$366,939,566	$—	$—	$366,939,566
Cubic Corporation common stock:	4,707,012	—	—	4,707,012
Self-Directed Brokerage:	628,972	—	—	628,972

Total investments in the fair value hieracrchy	$372,275,550	$—	$—	$372,275,550
Common collective trust measured at NAV*				$25,817,053
Total Investments Measured At Fair Value				$398,092,603

* Certain investments that are measured at fair value using NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)                          Summary of Significant Accounting Policies, Continued

(e)          Fair Value Measurements, continued

	Assets at Fair Value as of September 30, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds:	$322,347,115	$—	$—	$322,347,115
Cubic Corporation common stock:	3,658,794	—	—	3,658,794
Self-Directed Brokerage:	785,521	—	—	785,521

Total investments in the fair value hieracrchy	$326,791,430	$—	$—	$326,791,430
Common collective trust measured at NAV*				$23,559,372
Total Investments Measured At Fair Value				$350,350,802

* Certain investments that are measured at fair value using NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)                          Summary of Significant Accounting Policies, Continued

(e)          Fair Value Measurements, continued

The following table summarizes investments measured at fair value based on net asset   value (NAV) per share as of September 30, 2018 and 2017, respectively.

Fair Value of Investments in Entities that Calculate Net Asset Value per Share (or its Equivalent)

September 30, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$25,817,053	n/a	Daily	12 months

September 30, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$23,559,372	n/a	Daily	12 months

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(2)       Summary of Significant Accounting Policies, Continued

(f)                        Risks and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, Cubic Corporation common stock and a Self-Directed Brokerage Account option.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

Benefits payments are recorded when paid.

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan and include audit fees and certain legal fees.  Administrative expenses incurred by the Plan include loan and Self-Directed Brokerage Account fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(3)                     Tax Status

The Plan received a favorable tax determination letter from the IRS dated May 4, 2004, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and received a favorable tax determination letter dated November 17, 2017.  In the opinion of the Company, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(4)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(5)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Six Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and Plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold 12,288 and 21,649 shares, respectively, of the Company’s common stock during the year ended September 30, 2018.

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

For the Year Ended September 30, 2018

(6)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2018 and 2017 and the financial information reported on the Form 5500.

(7)                     Subsequent Events

The Company acquired Trafficware Group, Inc. in October 2018 and as part of this acquisition, the Plan was amended to receive assets from the Trafficware Employee Savings Plan.  The trustee to trustee asset transfer occurred on February 19, 2019 and resulted in the plan receiving $2,497,742 in assets.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION 401(K) RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	Rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	$—	$88,162,058
	Vanguard Funds	Mutual fund
		Vanguard Wellington Admiral	—	55,793,475
	American Funds	Mutual fund
		American Euro Pac Gr R5	—	49,818,375
*	Prudential Fund	Mutual fund
		Prudential Jenn Growth Fund Z	—	43,697,025
	T. Rowe Price	Mutual fund
		T. Rowe Price Mid Cap Growth	—	32,315,811
	JP Morgan Fund	Mutual fund
		JPMorgan US Equity Select	—	28,054,800
	Vanguard Funds	Mutual fund
		Vanguard Growth Index Signal	—	26,893,505
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust
		Prudential Stable Value Fund	—	25,817,053
	American Beacon	Mutual fund
		American Beacon Large Cap Value Fund	—	21,041,638
	Vanguard Funds	Mutual fund
		Vanguard Institutional Index	—	20,723,207
	Metwest Fund	Mutual fund
		Metwest Ttl Retrn Bnd Cl	—	20,008,415
	Vanguard Funds	Mutual fund
		Vanguard Selected Val Int	—	13,939,332
	Vanguard Funds	Mutual fund
		Vanguard Small Cap Index	—	10,406,877
	Vanguard Funds	Mutual fund
		Vanguard Mid Cap Index Fund	—	10,106,218
	ClearBridge Funds	Mutual funds
		Clearbridge Sm Cap Growth Fund	—	6,794,048
*	Prudential Fund	Mutual fund
		Money Market Assets Fund Z	—	5,990,017
	Vanguard Funds	Mutual fund
		Vanguard Value Inst Cl Sh	—	5,785,370
*	Cubic Corporation	Equity Securities
		Cubic Corporation Common Stock	—	4,707,012
	American Century Investments	Mutual fund
		American Century Government Fund	—	3,950,943
	Vanguard Funds	Mutual funds
		Vanguard REIT Index Fund	—	3,149,217
	Royce Funds	Mutual fund
		Royce Total Return Fund	—	2,315,030
	Templeton Fund	Mutual fund
		Templeton Global Bond	—	2,253,073
	Vanguard Funds	Mutual fund
		Vanguard Inflation Protection Securities	—	1,496,018
	Dodge & Cox Fund	Mutual fund
		Dodge & Cox Income Fund	—	1,209,510
	DFA Fund	Mutual fund
		DFA US Trgt Val Port	—	1,197,662
	Self-Directed Brokerage Account	Mutual funds
		Self-Directed Brokerage Account	—	628,972

*	Notes Receivable from Participants	Various maturities (Interest rates from 4.25% - 6.25)%	—	5,542,711
			$—	$491,797,372

*       Party-in-interest

**    Historical cost is not required as all investments are participant-directed.

September 30, 2018

B. Exhibit List.

Exhibit 23.1          Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Cubic Corporation 401(K) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation 401(K) Retirement Plan

Date: March 14, 2019	By:	/s/ Anshooman Aga

Anshooman Aga

Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member